UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

Date of Report (Date of earliest event reported): March 16, 2020

Zyla Life Sciences

(Exact name of registrant as specified in its charter)

DELAWARE	001-36295	46-3575334
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 Lee Road, Suite 100 Wayne, Pennsylvania (Address of principal executive offices)	19087 (Zip Code)

(610) 833-4200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	ZCOR	OTCQX

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b 2 of this chapter). Emerging growth company ☐

If any emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement

Merger Agreement

On March 16, 2020, Zyla Life Sciences (“Zyla” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”), Alligator Zebra Holdings, Inc., a Delaware corporation (“Parent”), Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and Alligator Merger Sub, Inc., a Delaware corporation.

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and as a wholly-owned subsidiary of Parent (the “Merger”).

In the Merger, each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than Excluded Shares (as defined below) and Dissenting Shares (as defined below)) will be converted into the right to receive 2.5 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”). Each share of Company Common Stock that is held by the Company as treasury stock or that is owned, directly or indirectly, by Parent, the Company, Merger Sub, or any subsidiary of the Company (collectively, “Excluded Shares”), immediately prior to the effective time of the Merger (the “Effective Time”) will cease to be outstanding and will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. “Dissenting Shares” are shares of the Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the Delaware General Corporation Law.

In addition, each option to purchase share of Company Common Stock (each, a “Company Option”) granted under the Company’s Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the “Company Equity Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be converted into an option to purchase shares of Parent Common Stock, on the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to (i) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to the corresponding Company Option divided by (B) the Exchange Ratio. Each time-based restricted stock unit (each a “Company Restricted Stock Unit”) granted under the Company Equity Plan, whether or not then vested, that is outstanding immediately prior to the Effective Time will be converted into the right to receive the number of shares of fully vested Parent Common Stock, equal to the product of (i) the Exchange Ratio, and (ii) the number of shares of Company Common Stock covered by such Company Restricted Stock Unit, subject to reduction for any Taxes withheld pursuant to the Merger Agreement. Each performance-based restricted stock unit (each a “Company Performance Stock Unit”) granted under the Company Equity Plan that is outstanding immediately prior to the Effective Time will be converted into the right to receive the number of shares of fully vested Parent Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of shares of Company Common Stock covered by such Company Performance Stock Unit, subject to reduction for any taxes withheld pursuant to the Merger Agreement. With respect to each Company Warrant (as defined in the Merger Agreement) that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Company Warrant, Parent shall issue a replacement warrant that complies with and satisfies the applicable terms and conditions of the applicable warrant agreement between the Company and the holder of the such Company Warrant providing that such replacement warrant shall be exercisable for a number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock that would have been issuable upon exercise of the Company Warrant, and (y) the Exchange Ratio), at an exercise price of $0.0004 per share of Parent Common Stock.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Company’s and Assertio’s respective businesses during the period prior to the Effective Time. The Company and Assertio have agreed to convene and hold meetings of their respective stockholders for the purpose of obtaining the required approvals of their respective stockholders, and have agreed to recommend that their stockholders approve their respective proposals.

The Merger Agreement provides that neither the Company nor Assertio may solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the board of directors of the Company may, subject to certain conditions, change its recommendation to its stockholders with respect to a superior alternative proposal if the board of directors of the Company determines in its reasonable good faith judgment, after consultation with its outside legal counsel and financial advisor, that the alternative proposal is more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by the Merger Agreement.

The Effective Time, which is currently anticipated to occur during the first quarter of 2020, is subject to certain conditions, including (1) requisite approvals of the Company’s and Assertio’s stockholders; (2) the absence of certain legal impediments to the consummation of the Merger; (3) the approval of shares of Parent Common Stock to be issued as consideration in the Merger for listing on the Nasdaq Stock Market, (4) effectiveness of the registration statement on Form S-4 registering the shares of Parent Common Stock to be issued in the Merger, the Replacement Warrants and the shares of Parent Common Stock underlying the Replacement Warrants, which will include a joint proxy statement of the Company and Parent. and a prospectus of Parent, (5) subject to certain exceptions, the accuracy of the representations, warranties and compliance with the covenants of each party to the Merger Agreement, (6) Assertio, Parent and their respective Subsidiaries having minimum cash and cash equivalents equal to $25 million in the aggregate (as calculated pursuant to the Merger Agreement) and (7) the entry of the Company into an amendment to the First Supplemental Indenture (as described below).

The Merger Agreement also contains certain termination rights in favor of each of the Company and Assertio including (1) if the Merger is not consummated by September 12, 2020 (the “Outside Date”) subject to extension until October 17, 2020 by either the Company or Assertio in the event that, as of the Outside Date, the conditions are satisfied other than receipt of the requisite stockholder approvals and either party has not held its stockholder meeting to approve the transaction, (2) upon issuance by a court of competent jurisdiction or other Governmental Entity of a final order restraining, enjoining or otherwise prohibiting the transactions; (3) if the Company’s stockholders or Assertio’s stockholders fail to approve the Merger; (4) subject to limited exceptions, by the Company if any of Assertio, Parent or Merger Sub breaches its representations, warranties, covenants or agreements, or by Assertio if the Company breaches its representations, warranties, covenants or agreements, in each case such that the conditions would not be satisfied and such breach cannot be or, if curable, has not been cured by the earlier of (i) the Outside Date and (ii) thirty (30) days after the giving of written notice to the other party of such breach or failure; or (5) either party prior to the receipt of the Company’s or Assertio’s stockholder approval, if (i) either a Company Adverse Recommendation Change, as defined in the Merger Agreement, or an Assertio Adverse Approval Change, as defined in the Merger Agreement, shall have occurred or (ii) either party shall have committed a material breach of its obligations under its non-solicit obligations. Upon termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay a termination fee of $3.4 million. In addition, in the event that the Merger Agreement is terminated by the Company or Parent under certain circumstances, including because the Company Stockholder Approval has not been obtained, then the Company will be required to reimburse Assertio, Parent and their respective subsidiaries for all of their reasonable, documented out-of-pocket expenses incurred on the transaction up to a maximum of $1.75 million. Similarly, in the event that the Merger Agreement is terminated by the Company or Parent under certain circumstances, including because the Parent Stockholder Approval has not been obtained, then Assertio is required to reimburse the Company and its Subsidiaries for all of their reasonable, documented out-of-pocket expenses incurred on the transaction up to a maximum of $1.75 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K. The representations, warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or the parties’ respective businesses.

Supplemental Indenture

In connection with the execution and delivery of the Merger Agreement, the Company received consents from each holder of its 13% Senior Secured Notes due 2024 to enter into a first supplemental indenture (“First Supplemental Indenture”) to amend the Indenture, dated as of January 31, 2019, among the Company, the guarantors from time to time party thereto and Wilmington Savings Fund Society, FSB (as successor to U.S. Bank National Association), as trustee (“Trustee”), governing such notes. The First Supplemental Indenture provides, among other things, (1) for Parent to become the issuer under the notes in lieu of the Company and the Company to become a guarantor, (2) a 10.00% per annum amortization, (3) revisions to the restrictive covenants intended to provide more flexibility in respect of, among other things, asset sales, investments and incurrence of indebtedness. Following execution and delivery by the Company and the Trustee, by its terms the First Supplemental Indenture will become operative upon the Effective Time, subject to payment of fees to counsel to the noteholders.

The foregoing description of the First Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the form of consent to the First Supplemental Indenture, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Assertio Voting and Support Agreements

In connection with the execution and delivery of the Merger Agreement, the Company’s executive vice president and chief operating officer and the senior vice president, general counsel and secretary certain of the Company’s stockholders (each, an “Assertio Supporting Stockholder”), entered into voting and support agreements with Assertio (collectively, the “Assertio Voting and Support Agreements”).  Based on representations in the Assertio Voting and Support Agreements, the Assertio Supporting Stockholders currently beneficially own an aggregate of approximately 54% of the outstanding shares of Company Common Stock.

Each Assertio Supporting Stockholder has agreed pursuant to its Assertio Voting and Support Agreement, among other things, to vote the shares of Company Common Stock that such Assertio Supporting Stockholder owns in favor of the adoption of the Merger Agreement.  Under each Assertio Voting and Support Agreement, the applicable Assertio Supporting Stockholder has granted to Assertio (and its designee) an irrevocable proxy to vote its shares of Assertio Common Stock as provided in the preceding sentence. Each Assertio Voting and Support Agreement also contains restrictions on transfer that, subject to limited exceptions, prevent each Assertio Supporting Stockholder from transferring their shares of Company Common Stock.  Each Voting and Support Agreement will terminate upon the earliest to occur of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms, and (3) upon mutual written agreement of the parties.  In the event the Company’s board of directors adversely changes its recommendation to its stockholders regarding the adoption of the Merger Agreement, the Assertio Voting and Support Agreements either ratchet down to an aggregate of 35% of the outstanding shares of Company Common Stock covered by the agreement or terminate

Item 2.02	Results of Operations and Financial Condition

On March 16, 2020, the Company and Assertio issued a joint press release announcing the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

On March 17, 2020, the Company published an investor presentation on it’s websites announcing the execution of the Merger Agreement as described above. A copy of the investor presentation is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

The information included in this Item 2.02 (including Exhibits 99.2 and 99.3) is being furnished pursuant to Item 2.02 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements that reflect Zyla’s and its management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements relate to, among other things, future events or the future performance or operations of Assertio and Zyla, respectively. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of Assertio or Zyla. Factors that could cause Assertio’s or Zyla’s actual results (or the actual results of the new combined company) to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the proposed Merger are not satisfied, including the risk that required approvals for the proposed Merger from the stockholders of Assertio or Zyla are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of Assertio or Zyla to terminate the Agreement; (3) the risk of litigation relating to the proposed Merger; (4) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed Merger; (5) risks related to disruption of management time from ongoing business operations due to the proposed Merger; (6) unexpected costs, charges or expenses resulting from the proposed Merger; (7) the ability of the Assertio and Zyla to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive services; (9) certain restrictions during the pendency of the merger that may impact Assertio’s or Zyla’s ability to pursue certain business opportunities or strategic transaction; (10) potential adverse changes to business relationships resulting from the announcement or completion of the proposed transaction; (11) the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; (12) negative effects of this announcement or the consummation of the proposed Merger on the market price of Assertio’s or Zyla’s common stock, credit ratings and operating results; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which Assertio and Zyla operate. These risks, as well as other risks associated with the proposed transaction, will be more fully described in the joint proxy statement/prospectus that will be filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. While Assertio or Zyla may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to update or revise any forward-looking-statements contained in this press release whether as a result of new information or future events, except as may be required by law. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Assertio, Zyla, the Parent or the combined company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Zyla’s overall business, including those more fully described in Zyla’s filings with the SEC including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q.

No Offer or Solicitation

This communication relates to a proposed business combination involving the Company, Assertio and Parent. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Assertio’s stockholders and Zyla’s stockholders for their consideration. In connection with the proposed Merger, Assertio and Zyla intend to file a joint proxy statement (the “Joint Proxy Statement”) in connection with the solicitation of proxies by Assertio and Zyla in connection with the proposed Merger. Assertio intends to file a registration statement on Form S-4 with the SEC, in which the Joint Proxy Statement will be included as a prospectus. Assertio and Zyla also intend to file other relevant documents with the SEC regarding the proposed Merger. The definitive Joint Proxy Statement will be mailed to Assertio’s stockholders and Zyla’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF ASSERTIO AND INVESTORS AND STOCKHOLDERS OF ZYLA ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT, REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement, any amendments or supplements thereto and other relevant materials, and any other documents filed by Assertio or Zyla with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Assertio at www.assertiotx.com or by directing a request to Assertio’s Investor Relations Department at investor@assertiotx.com or free of charge from Zyla at www.egalet.com or by directing a Zyla’s Investor Relations Department at ir@zyla.com.

Participants in the Solicitation Relating to the Merger

Assertio, Zyla and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Information regarding Assertio’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Stockholders, that was filed with the SEC on April 8, 2019 and in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 10, 2020. Information regarding Zyla’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Stockholders, that was filed with the SEC on November 6, 2019 and in its Annual Report on Form 10-K for the year ended December 31, 2018, that was filed with the SEC on April 30, 2019. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement and other relevant materials relating to the proposed Merger to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of March 16, by and among Zyla Life Sciences, Alligator Zebra Holdings, Inc., Assertio Therapeutics, Inc., Zebra Merger Sub, Inc. and Alligator Merger Sub, Inc.

99.1	Form of Consent to First Supplemental Indenture

99.2	Joint Press Release, dated March 16, 2020 (furnished herewith)

99.3	Investor Presentation, dated March 16, 2020 (furnished herewith)

*	Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zyla Life Sciences
(Registrant)

Date: March 17, 2020	By:	/s/ Todd N. Smith
Name: Todd N. Smith
Title: President and Chief Executive Officer